SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 21, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications Partner Communications announces a Notes Buy Back Plan

PARTNER COMMUNICATIONS ANNOUNCES A NOTES BUY BACK PLAN

ROSH HA'AYIN, Israel, October 21, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that the Company's Board of Directors resolved to adopt a buy-back plan of Series B, C and E Notes, which are traded on the Tel Aviv Stock Exchange ("TASE") ("the Plan" and "the Series B, C and E Notes", respectively), according to which the Company may, from time to time, repurchase its Series B, C and E Notes.

Under the Plan, the Company is authorized to repurchase its Series B, C and E Notes up to an aggregate amount of NIS 250 million in open market transactions on the TASE, in privately negotiated transactions or in a combination of the two, until October 19, 2016.

Insofar as any Series Notes are repurchased as part of the Plan, the price, timing and amounts of such repurchases will be subject to management decision based on market conditions and other factors. Notes repurchased by the Company will be canceled and removed from trading.

The Board of Directors' resolution is not a commitment to purchase any notes.

Forward-Looking Statements

This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements.Any statement, other than a statement of historical fact regarding the plan to repurchase our Series B, C and E Notes and any statements regarding other future events or our future prospects, are forward-looking statements.
The repurchase plan does not require the Company to acquire any notes at all, or any specific amount of notes, and it may be modified, suspended, extended or discontinued without prior notice.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner: http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: October 21, 2015

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